SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 14, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Material Change Report

Form 51-102F3
Material Change Report
1. REPORTING ISSUER
Ivanhoe Mines Ltd. (the “Company”)
World Trade Centre
654 — 999 Canada Place
Vancouver, BC
V6C 3E1
2. DATE OF MATERIAL CHANGE
February 2, 2011
3. PRESS RELEASE
The press release was issued on February 3, 2011 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.
4. SUMMARY OF MATERIAL CHANGE
On February 2, 2011 (the “Closing Date”), the Company completed its previously announced rights offering (the “Rights Offering”) by issuing a total of 84,867,671 common shares, for aggregate gross proceeds of US$1.18 billion (CDN$1.17 billion) (the “Proceeds”).
5. FULL DESCRIPTION OF MATERIAL CHANGE
On the Closing Date, the Company completed the Rights Offering by issuing a total of 84,867,671 common shares for the Proceeds, which equalled US$1.18 billion (CDN$1.17 billion).
The Rights Offering, originally announced on October 18, 2010, contained the following key terms:
•	Each shareholder of the Company, as of December 31, 2010, was issued one right for every common share (“Common Share”) of the Company held; and
•
Each shareholder, subject to applicable securities laws, was entitled to purchase fifteen Common Shares for every 100 rights held (or if the exercise of a number of rights would otherwise entitle a holder thereof to fractional number of Common Shares, the holder’s entitlement was reduced to the next lowest whole number of Common Shares) in consideration for the payment of a subscription price of either, at the subscriber’s election, US$13.88 or CDN$13.93 per Common Share.

[1]	For more information on the HOA, refer to the Company’s material change report dated December 13, 2010 and filed on SEDAR.

Under the previously announced Heads of Agreement1 (the “HOA”) transaction with Rio Tinto International Holdings Limited (“Rio Tinto”), the Company is obligated to use (other than US$180 million in the aggregate) (i) the Proceeds, (ii) the proceeds from the exercise of outstanding warrants of the Company held by Rio Tinto, (iii) the sale of Common Shares underlying the Subscription Right (as such term is defined in the HOA), (iv) any other sale of Common Shares or convertible securities to Rio Tinto, and (v) the net-after tax proceeds from the sale of the 2% net smelter returns entitlement in respect of the Company’s Oyu Tolgoi Project (the “OT Project”) by Oyu Tolgoi LLC, to continue to advance development of the OT Project.
As a result of the Rights Offering and as of the Closing Date, there were 653,485,537 Common Shares issued and outstanding.
6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7. OMITTED INFORMATION
No information has been intentionally omitted from this form.
8. EXECUTIVE OFFICER
The name and business number of the executive officer of Ivanhoe Mines who is knowledgeable of the material change and this report is:
Tony Giardini
654 — 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: (604) 688-5755
9. DATE OF REPORT
DATED at Vancouver, British Columbia this 11th day of February, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 14, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary